Mail Stop 3561

September 8, 2009

David R. Emery
Chairman, President and Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701

> **Re:** **Black Hills Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Filed August 10, 2007**
> **File No. 001-31303**

Dear Mr. Emery:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

David R. Emery
Black Hills Corporation
September 8, 2009
Page 6

Form 10-K for Fiscal Year Ended December 31, 2008

Items 7 and 7A. Management's Discussion and Analysis of Financial Condition and
Results of Operations and Quantitative and Qualitative Disclosures about Market Risk,
page 59

Critical Accounting Policies, page 83

1. Please revise to describe the material implications of *uncertainties* associated with
   the methods, assumptions and estimates underlying your critical accounting
   measurements that have had or that you reasonably expect will have a material
   impact on financial condition and operating performance and on the comparability
   of reported information among periods. Your disclosures should supplement, not
   duplicate, the accounting policies disclosed in the notes to the financial
   statements. For example, you should analyze to the extent material, such factors
   as how you arrived at each estimate, how accurate the estimate/assumption has
   been in the past, how much the estimate/assumption has changed in the past and
   whether the estimate/assumption is reasonably likely to change in the future. We
   would expect you to provide quantitative as well as qualitative disclosure when
   quantitative information is reasonably available and to provide greater insight into
   the quality and variability of information regarding financial condition and
   operating performance. Also, since each critical accounting estimate and related
   assumptions are based on matters that are uncertain or difficult to measure, you
   should analyze and disclose their specific sensitivity to change, based on other
   outcomes that are reasonably likely to occur and would have a material effect.
   Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's
   Guidance Regarding Management's Discussion and Analysis of Financial
   Condition and Results of Operations.

Non Regulated Trading Activities, page 103

2. We note your disclosure of the non-GAAP measure of the fair value of your
   energy marketing position on page 103. Please disclose the reasons why you
   believe the presentation of the non-GAAP measure provides useful information to
   investors. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 112

3. Please confirm to us that you received a manually signed copy of the audit
   opinion from the auditors. In addition, please include the conforming signature in
   future filings as required by Regulation S-T.

Consolidated Statements of Common Stockholder's Equity and Comprehensive Income, page 116

4. Please provide a more detailed analysis of the changes in each caption of stockholders' equity in future filings. The analysis should present all significant reconciling items, such as share-based compensation, tax effects of share-based compensation, purchases of securities, sales of securities and other issuances of securities. In addition, please include a reconciliation of the beginning and ending shares of common stock and treasury stock. Refer to Rule 3-04 of Regulation S-X.

Note (1) Business Description and Summary of Significant Accounting Policies, page 117

Regulatory Accounting, page 123

5. Please disclose regulatory assets not earning a return and their remaining recovery periods. Refer to paragraph 20 of SFAS 71.

Note (4) Investments in Associated Companies, page 139

6. Please tell us the nature and amounts of other items included in the investments line item in the consolidated balance sheets.

Note (10) Common Stock, page 145
Equity Compensation Plans, page 147

7. Please tell us your rationale for using a blend of historical and implied volatility of your stock price in 2006 as opposed to historical and implied volatility over a period commensurate with the expected or contractual term of the awards in estimating the fair value of stock-based awards granted in 2006. Refer to Question 2 of SAB Topic 14:D.1.

Dividend Restrictions, page 150

8. We note that you are required to maintain a minimum net worth under the most restrictive covenants contained in your credit facility agreements. As such, please disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Also, it appears your consolidated subsidiaries are restricted from transferring funds to you in the form of loans, advances or cash dividends under the terms of your debt agreements and orders approved by regulatory agencies. As such, tell us the amount of the restricted net assets of your consolidated subsidiaries and how you compute the amount. If the restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets, please describe the nature of the restrictions on the

ability of consolidated subsidiaries to transfer funds to you, disclose the amount of their restricted net assets as of the end of the most recently completed fiscal year and provide Schedule I. Refer to Rules 4-08(e)(3) and 5-04 of Regulation S-X.

Note (14) Income Taxes, page 152

9. Please tell us what deferred taxes associated with the IPP transaction and property basis differences in the table at the top of page 154 (which reconciles the change in the net deferred income tax liability to deferred income tax expense from continuing operations) represent and how the amounts are classified in the financial statements. In addition, please tell us how to reconcile the change in the net deferred income tax liability to the amount reported in the statements of cash flows.

10. Please tell us how the liability for unrecognized tax benefits disclosed in the table on page 155 is classified in your consolidated balance sheets. In addition, please show us how to reconcile unrecognized tax benefits to the liability for unrecognized tax benefits disclosed in the table of contractual obligations and commitments on page 96.

Exhibits

11. Please tell us why you are not required to file the consent of Ralph E. Davis Associate, Inc. in regard to the 2006 reserve report disclosed in Note (22) beginning on page 175.

Exhibit 23.1

12. Please confirm to us that you received a manually signed copy of the consent from the auditors. In addition, please include the conforming signature in future filings as required by Regulation S-T.

Proxy Statement on Schedule 14A

Components of Executive Compensation, page 13

13. We note that you disclose the percentage of each component of total target compensation in 2008. Disclose whether these amounts provided total direct compensation at the median of the market, as you indicate on page 12 is your goal.

Long-Term Incentive, page 16

14. We note the disclosure you provide at the top of page 17, where you provide a table of the approved long-term compensation amounts and transaction completion bonuses. Please revise to discuss how these amounts correlate to the amounts you disclose in the table at the bottom of the same page with respect to restricted shares granted.

Security Ownership of Management and Principal Shareholders, page 41

15. We note your disclosure of the holdings of Barclays Global Investors, NA, Barclays Global Fund Advisors and Barclays Global Investors, Ltd. et al. Please provide the full name of principal shareholders and avoid terms like "et al." In this regard, we could not locate the Schedule 13G filed on February 5, 2009 referenced in your footnote. Please advise.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

16. We note your footnote on page 5 of Exhibit 10, the Third Amended and Restated Credit Agreement, stating that "The Schedules and Exhibits have been excluded from this filing and will be furnished to the SEC upon request." We also note similar language on page V of Exhibit 10.3, the Credit Agreement dated as of May 7, 2007, filed with your Form 10-Q for the fiscal quarter ended June 30, 2007. With your next current or periodic report, please file complete copies of these agreements, including all exhibits, attachments and schedules to these agreements or advise why you are not required to file these documents. Please also acknowledge that in future filings you will provide these documents with your exhibits rather than consenting to provide them upon our request.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director